Exhibit 12.1
EL PASO PIPELINE PARTNERS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

						FOR THE NINE
						MONTHS ENDED
	FOR THE YEARS ENDED DECEMBER 31,					SEPTEMBER 30,
	2007	2006	2005	2004	2003	2008	2007
Earnings
Net income	65.6	65.2	37.6	41.1	52.5	71.4	46.6
Adjusted for:
Income from equity investees	(4.7)	—	—	—	—	(29.2)	—

Net income before income from equity investees	60.9	65.2	37.6	41.1	52.5	42.2	46.6

Fixed charges	11.5	7.1	4.4	3.3	4.6	14.7	6.6
Distributed income of equity investees	—	—	—	—	—	23.9	—
Capitalized interest	(1.8)	(1.0)	(0.2)	—	—	(0.3)	(1.0)

Total earnings available for fixed charges	70.6	71.3	41.8	44.4	57.1	80.5	52.2

Fixed Charges
Interest and debt costs	11.4	6.5	3.8	2.7	4.5	14.7	6.5
Interest component of rent	0.1	0.6	0.6	0.6	0.1	0.0	0.1

Total fixed charges	11.5	7.1	4.4	3.3	4.6	14.7	6.6

Ratio of earnings to fixed charges	6.1	10.0	9.5	13.5	12.4	5.5	7.9

For purposes of computing these ratios:
We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For the purposes of this computation, earnings represents net income adjusted for equity earnings to reflect actual distributions from equity investments, and before interest expense, amortization of debt costs, and that portion of rental expense which represents an interest factor. Fixed charges means that sum of interest costs, amortization of debt costs, and that portion of rental expenses which represents an interest factor.